SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO ' 240.13d-2(a)

(Amendment No. 3)*

Hypertension Diagnostics, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

44914V 10 4
(CUSIP Number)
Mark N. Schwartz
Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108
Eagan, Minnesota 55121
Phone: (651-687-9999)

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44914V 10 4	Page 2 of 5
1	Names of Reporting Persons. I.R.S./Identification Nos. of above Persons (entities only)	Mark N. Schwartz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	6,354,829
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	6,354,829
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person (see explanation in Item 5)	6,354,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	12.6%
14	Type of Reporting Person (See Instructions)	IN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Hypertension Diagnostics, Inc., a Minnesota corporation (the "Company" or the “Issuer”). The address of the Company’s principal executive offices is 2915 Waters Road, Suite 108, Eagan, MN   55121.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This amendment to Schedule 13D is being filed by Mark N. Schwartz.

(b)	The principal office of Mr. Schwartz is 2915 Waters Road, Suite 108, Eagan, MN 55121.

(c)	Mr. Schwartz is CEO and Chairman of the Board of the Issuer.

(d)-(e)
During the last five years, Mr. Schwartz has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NOT APPLICABLE.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has no present plans or proposal or specific knowledge that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER

(a)
Mr. Schwartz beneficially owns 6,354,829 shares, representing approximately 12.6% of the outstanding and convertible shares of Common Stock of the Issuer.  The calculation of the foregoing percentage is based on a total of 40,795,820 shares of Common Stock outstanding and 758,475 shares of convertible preferred stock (convertible at the rate of 12 for one) of the Issuer outstanding on November 13, 2008.

(b)
Mr. Schwartz has sole voting and dispositive power with respect to 5,897,089 shares of the Common Stock (including 606,606 shares issuable upon exercise of options and warrants to purchase common stock) and 38,145 shares of Preferred Stock (convertible to common stock at the rate of 12 for one) (including options and warrants to purchase 38,145 shares of preferred stock) of the Issuer.

(c)	TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

None.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
SECURITIES OF THE ISSUER

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

/s/	Mark N. Schwartz
Mark N. Schwartz

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